January 30, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Karen Ubell
Bryan J. Pitko

Re:	Canopius Holdings Bermuda Limited
Registration Statement on Form S-4 (No. 333-183661)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Canopius Holdings Bermuda Limited (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-4 (as amended to date, the “Registration Statement”) be accelerated to become effective on Thursday, January 31, 2013 at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated. We request that we be notified of such effectiveness by a telephone call to Joseph L. Seiler III of Drinker Biddle & Reath LLP at (212) 248 – 3145 and that such effectiveness also be confirmed in writing. Mr. Seiler and his colleagues, Laura M. Hemm and Elizabeth K. Babson, each also of Drinker Biddle & Reath LLP, are each hereby authorized to orally withdraw or modify this request for acceleration.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

CANOPIUS HOLDINGS BERMUDA LIMITED

By:	/s/ Susan Patschak
	Name:	Susan Patschak
	Title:	Chief Executive Officer

cc:	Joseph L. Seiler III, Drinker Biddle & Reath LLP
Elliot S. Orol, Tower Group, Inc.
Alan Bossin, Appleby (Bermuda) Limited
John M. Schwolsky, Willkie Farr & Gallagher LLP
Vladimir Nicenko, Willkie Farr & Gallagher LLP